
March 12, 2014

Via E-mail
Ron Weissberg
Chief Executive Officer and Chief Financial Officer
ADB International Group, Inc.
1440 West Bitters Road #1931
San Antonio, Texas 78248

> **Re:** **ADB International Group, Inc.**
> **Amendment No. 4 to Registration Statement on From 10-12G**
> **Filed February 28, 2014**
> **File No. 000-54862**

Dear Mr. Weissberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 13. Financial Statements and Supplementary Data, page 29

1. Reference is made to your waiver request dated January 23, 2014 submitted to the Division's Office of the Chief Accountant. You requested that January 1, 2010 be the date for re-entry as a development stage entity and relief from the requirement to audit the year ended December 31, 2010. This waiver was granted in the letter dated February 19, 2014 from the Division's Office of the Chief Accountant. The financial statements included in Amendment No. 4 to Form 10-12G assume re-entry as a development stage entity on January 1, 2011 rather than January 1, 2010. Please amend to reflect January 1, 2010 as the date of re-entry as a development stage entity or advise. In light of the waiver that was granted, the amounts from inception in the annual financial statements should be labeled as unaudited and the auditors' report should not indicate that those cumulative amounts have been audited. Please also update the disclosures throughout the filing to reflect January 1, 2010 as the date of re-entry as a development stage entity.

Audited Consolidated Financial Statements, page 38

Notes to Consolidated Financial Statements, page 43

Note 4. Stockholders' Equity, page 46

2. We reviewed your response to comment 4 in our letter dated February 11, 2014. As noted in the comment directly above, the year ended December 31, 2010 is required to be included in the amounts from inception on an unaudited basis. As such, comment 4 in our letter dated February 11, 2014 is repeated directly below.

   Based on our review of the table in Item 10 on page 27, it appears that in June 2010 you issued 63,920,000 shares for services, 13,000 shares for charitable donations and 50,000 shares in exchange for a patent. According to this table, 3,983,000 of these shares were valued at per share prices ranging from $1.25-$1.50 and 60,000,000 shares were valued at $0.001. Please address the following:

   - When multiplying the number of shares issued in June 2010 times the per share value disclosed in the table in Item 10 on page 27, the total of all the line items combined is $5,235,210. However, the stock issued for services line item in the year ended December 31, 2010 statement of stockholders' equity totals only $991,737 and no other line items appear to relate to the transactions in the table in Item 10 on page 27. Please explain this large difference.

   - Please explain in detail why, as you state in response to comment 10 in our letter dated December 13, 2013, "[You] do not believe it is unreasonable that the single issuance of the control block of 60 million restricted shares not be priced the same as the smaller issuances to third parties based upon arm's length transactions." In this regard, we would not expect contemporaneous issuances of shares for goods or services to have such drastically difference per share values.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director